

July 13, 2012

<u>Via E-mail</u>
Zirk Engelbrecht
Chief Executive Officer
Lustros, Inc.
1005 South Center
Redlands, CA 92373

      Re: Lustros, Inc.
                Form 8-K Item 4.01
                Filed June 28, 2012
                File No. 000-30215

Dear Mr. Engelbrecht:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former accountant, Gruber & Company LLC. Reference is made to Item 304(a)(3) of Regulation S-K. If you are unable to obtain a letter from your former auditor, please amend your Form 8-K to disclose and explain why you were unable to obtain the letter from your former accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Luke Zouvas, Zouvas Law Group, P.C.